                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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   SEC FILE NUMBER
     000-106839
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     CUSIP NUMBER
      29669E 10 0
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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):
             [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
             [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

                  For Period Ended: April 30, 2006
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: _____________________________

________________________________________________________________________________
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
________________________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

Essential Innovations Technology Corp.
________________________________________________________________________________
Full Name of Registrant

n/a
________________________________________________________________________________
Former Name if Applicable

114 West Magnolia Street, Suite 400-142
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Bellingham, WA  98225
________________________________________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)      The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the
                  fifteenth calendar day following the prescribed due date; or
                  the subject quarterly report or transition report on Form
                  10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's quarterly report on Form 10-QSB could not be filed within the prescribed time because the Company has faced significant challenges integrating the accounting systems of the recently-acquired entities, Earth Source Energy,
Inc., and Pacific Geo Exchange, Inc., to conform with the Company's accounting procedures and principles.

PART IV -- OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

           Jason McDiarmid                       360           392-3902
               (Name)                        (Area Code)   (Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
         Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                    [X] Yes                                   [ ] No

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [X] Yes                                   [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company currently anticipates reporting a loss of approximately
         $5,561,000 for the six months ended April 30, 2006, which is significantly greater than the net loss of $848,000 for the same period of the prior fiscal year, on revenues of $594,000, cost of sales of
         $380,000, and expenses of $5,775,000, which substantially exceed the revenues, cost of sales, and expenses of $73,000, $51,000, and
         $871,000, respectively, for the same period in the prior year. The anticipated increased loss is due primarily to $1,938,000 of financing costs related to the acquisition of the new operating subsidiaries and converting accrued expenses and $1,854,000 in remuneration costs related to renewal of contracts and recording options granted in accordance with FASB 123R.

________________________________________________________________________________

                     Essential Innovations Technology Corp.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 15, 2006                               By /s/ Jason McDiarmid
                                                     Jason McDiarmid
                                                     Chief Executive Officer

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